UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36232 / June 30, 2026

_____

In the Matter of	:
	:
WORLD FUNDS TRUST	:
	:
8370 Stony Point Parkway, Suite 205	:
Richmond, Virginia 23235	:
	:
LDR CAPITAL MANAGEMENT, LLC	:
	:
300 Park Avenue, Suite 520	:
New York, New York 10022	:
	:
	:
(812-15846)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN
EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 15(a) OF THE ACT, AND
CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

World Funds Trust and LDR Capital Management, LLC filed an application on July 9, 2025,
and an amendment to the application on January 5, 2026, and April 9, 2026, requesting an order
under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants
from section 15(a) of the Act, as well as from certain disclosure requirements. The order permits
applicants to enter into and materially amend subadvisory agreements without shareholder
approval and also grants relief from certain disclosure requirements.

On June 2, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36201). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by World Funds Trust and LDR Capital Management, LLC (File 812-15846) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.